Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 19, 2026

Relating to Preliminary Prospectus Supplement dated August 19, 2026

To the Prospectus dated August 17, 2026

Registration Statement No. 333-298373

Tractor Supply Company

$500,000,000 5.200% Notes due 2032

Final Term Sheet

Dated August 19, 2026

This term sheet is qualified in its entirety by reference to the base prospectus, dated August 17, 2026 and the preliminary prospectus supplement, dated August 19, 2026 (together, the “Preliminary Prospectus”). The information in this pricing term sheet relates to the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Tractor Supply Company (the “Company”)

Trade Date:	August 19, 2026

Settlement Date (T+4)**:	August 25, 2026

Ratings* (Moody’s/S&P):	Baa1 (Stable) / BBB (Stable)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	January 30, 2032

Coupon (Interest Rate):	5.200% per annum

Interest Payment Dates:	Semi-annually on January 30 and July 30 of each year, beginning January 30, 2027 (short first coupon)

Benchmark Treasury:	UST 4.375% due July 31, 2031

Benchmark Treasury Price / Yield:	100-00 / 4.374%

Spread to Benchmark Treasury:	T + 83 basis points

Yield to Maturity:	5.204%

Public Offering Price:	99.985% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$496,925,000

Optional Redemption (Make Whole Call):	Prior to December 30, 2031 (one month prior to the maturity date of the notes) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and

(ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

Par Call:	On or after the Par Call Date, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Change of Control:	The Company will be required to make an offer to repurchase the notes upon a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement), at a price of 101% of the principal amount of the notes to be purchased, plus accrued and unpaid interest

CUSIP / ISIN:	892356 AC0 / US892356AC06

Joint Book Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
Fifth Third Securities, Inc. Regions Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	PNC Capital Markets LLC KeyBanc Capital Markets Inc. PNFP Capital Markets, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.
**

We expect that the delivery of the notes will be made to investors on or about August 25, 2026, which will be the fourth business day following the date of this term sheet (such settlement being referred to as T+4). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade notes prior to one business day before delivery may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at (800) 645-3751 or BofA Securities, Inc. toll free at (800) 294-1322.